Exhibit 99.1

TARENA ANNOUNCES CHANGES TO BOARD COMPOSITION

BEIJING, December 31, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), today announced changes to its board composition. Mr. Ricky Lee, Chairman and Executive Partner of ShangGu Capital, has been appointed as an independent director. Mr. Lee has also been appointed as the chairman of the compensation committee of the board, as well as members of the audit committee and the nominating and corporate governance committee. Mr. Ya-Qin Zhang has resigned from the board for personal reasons. Mr. Zhang's resignation did not result from any disagreement with the Company. These changes will be effective on January 1, 2020.

Mr. Ricky Lee is a seasoned technology entrepreneur and active angel investor with unique leadership experience, having been a chief executive for both multinational and local leading IT companies in China. Mr. Lee is an early China business pioneer starting in 1987 when he joined HP China and stayed with HP for 12 years until 1999. While at HP, Mr. Lee established and headed the HP Personal Computer and Peripheral Business in China, growing it from a small operation to a market leader when he left in 1999. Mr. Lee then joined Founder (SEHK.418) as CEO to run its software and systems integration business. Mr. Lee was Chairman and CEO of Hinge Software, a software company he had co-founded in 2003. In 2007, Hinge sold its outsourcing operations to ChinaSoft (SEHK.354). Mr. Lee currently serves as the Chairman and Executive Partner of ShangGu Capital ,which is an equity venture investment fund targeting early and growth stage innovative companies. Mr. Lee founded Sinova SJ Capital in 2010. Mr. Lee received his B.S. in Computer Science from the University of Hong Kong.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn